REVERE SECURITIES, LLC

560 Lexington Avenue, 16th Floor

New York, New York 10022

September 5, 2024

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel Crawford

Re: Impact BioMedical Inc.

Registration Statement on Form S-1, as amended

File No. 333-275062

Dear Mr. Crawford:

Reference is made to our letter, filed as correspondence via EDGAR on September 3, 2024, in which we requested the acceleration of the effective date of the above referenced Registration Statement. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please feel free to direct any questions or comments concerning this request to our counsel, Scott Linsky of Lucosky Brookman LLP, at (732) 395-4408.

Sincerely,

Revere Securities, LLC

/s/ Bill Moreno
By:	Bill Moreno
Title:	Chairman & CEO